Exhibit 21.1

CSW Industrials, Inc.

List of Subsidiaries

Name of Subsidiary	State of Incorporation
Balco, Inc.	Delaware
CapStar Holdings Corporation	Nevada
Jet-Lube, Inc.	Delaware
The RectorSeal Corporation	Delaware
Smoke Guard, Inc.	Nevada
Strathmore Holdings, LLC	Delaware
The Whitmore Manufacturing Company	Delaware